UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  January 16, 2018

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

Turmstrasse 30
6312 Steinhausen
Switzerland	CH-6312
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ◻

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Item 5.07.    Submission of Matters to a Vote of Security Holders.

Transocean Ltd. (the "Company") held an Extraordinary General Meeting  (“EGM”) of Shareholders on January 16, 2018, in Steinhausen, Switzerland. The Company certified that the total amount of shares voted at the EGM constituted a quorum, and the shareholders took action on the following matters:

1. Issuance of Consideration Shares in an Ordinary Capital Increase.

For	Against	Abstain
190,737,495	4,011,262	2,984,677

This Item was approved.

2.    Amendment of the Articles of Association to Create Additional Authorized Share Capital for Purposes of Effecting a Mandatory Offer or a Compulsory Acquisition.

For	Against	Abstain
191,257,787	3,576,612	2,899,035

This Item was approved.

3.    Election of One New Director, Mr. Frederik W. Mohn, to the Board of Directors for a Term Extending Until Completion of the Next Annual General Meeting.

For	Against	Abstain
191,938,016	2,521,697	3,273,721

This Item was approved.

4.    Issuance of the Consideration Shares, Transocean Shares out of Authorized Share Capital and the Transocean Shares Issuable Upon Exchange of the Exchangeable Bonds, as Required by the Rules of the New York Stock Exchange.

For	Against	Abstain
190,837,682	3,884,967	3,010,785

This Item was approved.

Item 8.01Other Events.

On January 19, 2018, the Company and Transocean Inc. issued a notice on the Oslo Stock Exchange concerning, among other things, the matters discussed above under Item 5.07 of this Current Report on Form 8-K.  This notice also supplements the terms of the outstanding exchange offer to acquire all of the outstanding shares of Songa Offshore SE regarding the Company’s expectation to re-assess its eligibility to use certain exemptions from the requirement to register the securities to be issued in connection with any compulsory acquisition conducted following completion of the outstanding exchange offer.

The text of this notice is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01    Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Description

99.1	Notice to shareholders of Songa Offshore SE

Additional Information and Where to Find it

In connection with the Company’s offer to acquire all outstanding shares of Songa Offshore SE (the “Offer”),  the Company and Transocean, Inc. (collectively referred to as the “Offeror”) have filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Consideration Shares and Exchangeable Bonds to be issued in the Offer (the “Prospectus”).  The Offeror has distributed the Prospectus to certain securityholders of Songa Offshore in the United States in connection with the Offer. The Offeror has also filed an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE OFFER IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Prospectus and Registration Statement and other relevant documents filed by Transocean with the SEC, at the SEC’s website at:  http://www.sec.gov.  In addition, shareholders may obtain free copies of the Prospectus and other relevant documents filed by Transocean with the SEC from Transocean’s website at: http://www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus or any other document that the Offeror may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer are disclosed in the offer document filed with the Norwegian FSA, the Prospectus and the Registration Statement. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Cautionary Statement About Forward-Looking Statements

Any statements in this Form 8-K that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this Form 8-K are based on information available to the Company as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the final results of tabulating the votes cast at the EGM, as well as the other risks and uncertainties included in the Registration Statement on Form S-4 (File No. 333-220791) relating to the Offer, which was filed with the SEC on December 15, 2017, or in the Company’s most recent Form 10-K, Forms 10-Q and other filings with the SEC. No forward-looking statements in this Form 8-K should be relied upon as representing the Company’s views or expectations as of any subsequent date, and the Company does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: January 19, 2018	By:	/s/ Daniel Ro-Trock
Daniel Ro-Trock
Authorized Person